Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

MACQUARIE
BANK

30 January 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of Am

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b). Please note these documents are in addition to documents previously sent to cover the period 18 Dec 2003 – 23 Dec 2003.

Yours sincerely

pp [signature]

Dennis Leong
Company Secretary

dlw 2/4

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

ASX Release

Monday 22 December, 2003

MACQUARIE BANK SETTLES TAX DISPUTE WITH AUSTRALIAN TAXATION OFFICE

Macquarie Bank announced today that it had settled its outstanding income tax dispute with the Australian Taxation Office principally relating to the tax audit of the period 1988 to 1993.

The settlement with the Australian Taxation Office will be met from Macquarie's existing tax provisions and will not impact Macquarie's 2004 financial results.

Macquarie Chief Financial Officer, Mr Greg Ward said, "today's settlement puts a long-running taxation issue behind us. We are pleased to have settled the matter at an acceptable level and within our existing taxation provisions."

For further information, please contact:

Greg Ward, Chief Financial Officer	(02) 8232 3087
Erica Sibree, Head of Investor Relations	(02) 8232 5008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,020,072
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already issued.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,020,072 shares at $34.04 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued under the Dividend Reinvestment Plan for the interim dividend paid on 19 December 2003.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,020,072 on 19 December 2003.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
215,516,200	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,787,269	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✔ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 December 2003
(Assistant Company secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,478,075	31,552
4	Total consideration paid or payable for the shares	$154,146,651.73	$1,085,540.25

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid:$35.95 date: 8 October 2003 lowest price paid:$32.25 date: 24 November 2003	highest price paid: $34.44 lowest price paid: $32.25 highest price allowed under rule 7.33: $35.7924

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	347,688

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18 December 2003

(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

ASX/News Release

Thursday December 18, 2003

MACQUARIE BANK ANNOUNCES NEW CAPITAL COMMITMENT FOR CANADIAN INFRASTRUCTURE PARTNERSHIP AND SECOND ASSET INVESTMENT

Macquarie Essential Assets Partnership (MEAP), Canada's first infrastructure fund focusing on essential assets, has secured a new $C100 million ($102.4 million) commitment from the Canada Pension Plan Investment Board. MEAP was established by Macquarie Bank in May 2003 with initial commitments of $C250 million ($256.0 million) from predominantly Canadian pension funds.

Consistent with its intention at the time of the establishment of MEAP, Macquarie Bank has reduced its commitment to MEAP from $C50 million ($51.2 million) to $C30 million ($30.7 million), an amount it intends to hold over the medium term. MEAP has now achieved total commitments of $C330 million ($339.0 million).

In addition, MEAP has completed its second investment, acquiring an 18 per cent interest in the Michigan Electric Transmission Company LLC (METC), which owns and operates a transmission network in Michigan, USA. METC's network comprises 5,400 miles (8,640 kms) of transmission lines and 82 substations and services most of the Southern peninsula of Michigan. The investment is in line with MEAP's policy of investing in essential assets such as electricity transmission and distribution networks, gas and other pipelines, gas distribution and certain water utilities. A subsidiary of Macquarie Bank has also underwritten the purchase of a further 18 per cent stake in METC, which it intends to sell down over the medium term.

MEAP was established to provide investors with exposure to essential infrastructure assets offering stable returns and predictable cash flows. Its seed investment was a 15 per cent stake in AltaLink, which owns North America's first independent electricity transmission network in Alberta, Canada. The CPP Investment Board joins Canadian pension funds including British Columbia Investment Management Corporation (bcIMC) and New Brunswick Investment Management Corporation (NBIMC) which made commitments to MEAP in May 2003.

Further investment opportunities are expected as a result of the continuing restructuring of the electricity and gas industries in the United States and Canada, and the trend towards the separation of the regulated businesses of existing utilities from other business activities. In addition, investment opportunities are expected to arise as capital constrained businesses divest non-core assets and focus on core operations.

About Macquarie's international infrastructure funds

Macquarie has substantial infrastructure funds under management, with over $16 billion in infrastructure funds under management worldwide. Infrastructure investments managed by Macquarie include assets in the transportation, water, telecommunications and energy sectors. Macquarie has advised on over 30 assignments relating to essential assets in Canada over the past five years.

MEAP is Macquarie's third infrastructure fund in an overseas market where the equity has been raised predominantly from institutions in those markets. These include:

- Korean Road Infrastructure Fund (KRIF) – Korea's first private infrastructure fund established through a joint venture between Macquarie Bank and Shinhan Financial Group. KRIF has to date received commitments of Won 367.5 billion ($417 million) from predominantly Korean institutional investors.
- South African infrastructure Fund (SAIF) – established in mid-2000 through a joint venture between Old Mutual Asset Managers in South Africa and Macquarie. The ZAR800 million ($170 million) SAIF fund includes investments in three privately funded highway projects in South Africa.

About the CPP Investment Board

Created in December 1997, the CPP Investment Board is a crown corporation that invests funds not needed by the Canada Pension Plan to pay current pensions. Cash flows are invested in equities and real estate to balance the bond portfolio owned by the Canada Pension Plan. Located in Toronto, the CPP Investment Board is governed and managed

independently of the Canada Pension Plan and at arm's length from governments. For more information on the CPP Investment Board, visit www.cppib.ca.

About bcIMC

British Columbia Investment Management Corporation (bcIMC) is a Canadian leader in global funds management with $C60 billion ($60.8 billion) in institutional assets under administration across a diversified portfolio: Canadian, U.S. and international public equities, fixed income (money market and bonds), mortgages, real estate and private equity. Located in Victoria, B.C., bcIMC has a long and successful history of providing investment management and operation services to its clients. More information about British Columbia Investment Management Corporation is available at www.bcimc.com.

About NBIMC

The New Brunswick Investment Management Corporation (NBIMC) is the second largest investment manager in Eastern Canada with assets totalling $C5.3 billion ($5.4 billion) under management at March 31, 2003. It is the trustee and investment manager for the pension assets of approximately 45,000 plan members. The corporation's primary mission is to assist the plan sponsors in meeting the pension promise of their members by increasing the long-term value of the pension funds it manages. Located in Fredericton, New Brunswick, it was created as an arms length Crown Corporation in 1996. It reports to the Legislative Assembly of New Brunswick through the Minister of Finance. For more information, visit: www.nbimc.com.

For further information, please contact:

Lisa Jamieson, Macquarie Bank Public Relations	+61 2 8232 6016
	+61(0)416 237 332
Erica Sibree, Macquarie Bank Investor Relations	+61 2 8232 5008
	+61 (0)413 026 309